August 11, 2015

To: United States Security and Exchange Commission

Re:   Conversation Institute, Inc.

Registration Statement on Form S-1

Filed July 14, 2015

File No. 333-203666

In regards to your comment letter dated July 20, 2015; please find below your comments and our responses.

Use of Proceeds, page 18

1.

We note your amended disclosure in response to comment 5 of our last letter. You refer the reader to your plan of operations disclosure on page 24. However, upon review of your filing this information appears on pages 45-47. Please revise your disclosure to direct the reader to the correct page of your prospectus.

Response: We have corrected the typo in use of proceeds on page 18 to direct the reader to the correct page 45-47 of plan of operations.

Exhibit 5

2.

We note that you have not addressed prior comment 13 by filing a revised legal opinion or telling us why you do not think a revised opinion is appropriate. As such, we reissue our comment. Please have counsel revise his opinion to remove the sixth paragraph, as he has inappropriately assumed the material facts and legal conclusions that underlie his legal opinion. For guidance, please refer to Section II.B.1.a and II.B.3.a. of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings), available on our website at http://www.sec.gov/interps/legal.shtml.

Response: We have attached a revised legal opinion with the sixth paragraph removed.